11016648

RECEIVED

2011 JUN 23 PM 3:45

SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNICREDIT CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST, 42nd STREET

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW LUPO 212-672-5945

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ANDREW LUPO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNICREDIT CAPITAL MARKET LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

JOHN J. GALLAGHER
Notary Public, State of New York
No. 4826279
Qualified in Nassau County
Commission Expires Jan. 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of
UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2010

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2010

Table of Contents

MAZARS

WeiserMazars

Independent Auditors' Report

To the Member
UniCredit Capital Markets LLC

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC (a wholly-owned subsidiary of UniCredit U.S. Finance LLC) (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UniCredit Capital Markets LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, N.Y.
February 22, 2011

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

UniCredit Capital Markets LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2010

Assets

Due from clearing broker	$	20,810,245
Investment in a private investment company		76,701
Underwriting fees receivable		560,000
Due from affiliated companies		5,096,594
Prepaid income taxes		191,598
Prepaid expenses and other assets		27,520
Total assets	$	26,762,658

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	2,074,975
Total liabilities		2,074,975
Member's equity:		
Member's equity		24,687,683
Total liabilities and member's equity	$	26,762,658

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Operations and Organization

UniCredit Capital Markets LLC (formerly UniCredit Capital Markets Inc.) (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC ("UCIUSF"). The Company was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank AG, Munich ("UCB Bank" or the "Parent"). On November 1, 2010, UniCredit Capital Markets Conversion, LLC ("UCMC") was formed to facilitate the change in legal status of the Company from an Inc. to an LLC. Subsequently, on December 31, 2010, UniCredit Capital Markets Inc. was merged with and into UCMC (the "Merger") by way of a tax-free liquidation under Section 332 of the Internal Revenue Code. Immediately upon the Merger, the name of UCMC was changed to UniCredit Capital Markets LLC.

Each share of capital stock of UniCredit Capital Markets Inc. issued and outstanding immediately prior to the Merger was deemed cancelled. After the Merger, UCIUSF continued to be the sole member of the Company and owned all of the limited liability company interests in the Company.

The Company is based in the United States of America and conducts business from its office in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include foreign securities order flow. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) and (ii) of the rule.

(b) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned or sold short are stated at quoted market price, which is fair value, with unrealized gains or losses reflected in income. The Company's trading activities may include selling equity securities short. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the market value reflected in the Company's statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable, primarily investments in private investment companies, are valued at fair value as determined by management. In estimating fair value, the Company considers all appropriate factors relevant to such investments and consistently applies the procedures for arriving at estimated fair value.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. The Company is a Limited Liability Company and is 100% owned by UCIUSF. The Company and UCB Bank have entered into a tax sharing agreement effective December 31, 2010. This agreement in effect states that the income tax liability of the Company will be determined as if the Company filed separate income tax returns. Any benefit arising from losses or credits of the Company utilized by UCB Bank in computing its tax liability on a combined basis shall be reimbursed by UCB Bank.

For the tax year ended December 31, 2010, the Company is included in the consolidated federal income tax return of UCIUSF, but files separate tax returns for New York State and City. As such, state and local income taxes are determined on a stand-alone basis. The Federal income tax liability of the Company will be determined as if the Company filed a separate income tax return directly with the Internal Revenue Service. Any benefit from losses or credits from the Company utilized by UCIUSF in computing its tax liability on the consolidated Federal income tax return shall be made in such amounts as balance due from UCIUSF (See Note 7).

(d) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investment in a Private Investment Company

The Company has an investment in a private investment company at December 31, 2010, as follows:

Boston Capital Partners V, LLC	$76,701

The Boston Capital Partners investment is accounted for at fair value as estimated by management of the Company.

(3) Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $16,500 for the 2010 calendar year. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company offers profit sharing benefits to substantially all employees who meet certain age and eligibility requirements.

(4) Income Taxes

Pursuant to the tax sharing agreement (See Note 1), the Company established a receivable from UCB Bank in the amount of $4,490,503 consisting of tax benefits which will be utilized in the combined tax returns in future years at the consolidated level (See Note 7). In assessing the realization of tax benefits, the Company concluded that it is now a flow through entity. UCB Bank has net taxable income of approximately $53 million and $171 million for the years 2009 and 2010, respectively. Accordingly, it is more likely than not UCB Bank will be able to fully utilize the tax benefits in the future. Therefore, no valuation allowance was deemed necessary at December 31, 2010.

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. Securities purchased in connection with these transactions are collateral for amounts owed. The Company has a receivable of $20,810,245 for its clearing broker including a deposit for $252,442.

(6) Net Capital Requirements

As a registered broker-dealer and a member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one fifteenth of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2010, the Company had net capital of $18,735,270, which exceeded the regulatory requirement by $18,596,938. Ratio of aggregate indebtedness to net capital schedule of aggregate indebtedness is 0.11 to 1.

(7) Related Party Transactions

Due from Affiliated Companies

Due from affiliated companies is comprised of a due from UCB Bank of $4,442,616 and a due from UCIUSF of $653,978. The due from UCB Bank is the net total of the tax sharing agreement between the Company and UCB Bank of approximately $4,491,000 offset by a due to UCB Bank of $48,000 relating to the payment by UCB Bank of expenses for normal operating activities of the Company.

The due from UCIUSF is the result of a tax carryback claim that was filed for a federal tax refund relating to the utilization of the net operating losses of the Company in prior years consolidated federal income tax return.

(8) Fair Value of Financial Instruments

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

(9) Fair Value Measurements

Effective January 1, 2008, The Company uses the Fair Value Measurements standard which defines fair value, establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3 Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
Private investment company	$ 76,701	$ -	$ -	$ 76,701
Total	$ 76,701	$ -	$ -	$ 76,701

The investment in a private investment company is stated at fair value based upon the Company's equity interest in the amounts reported by the investee company. The valuation technique has been consistent with that of the prior year.

The following table discloses a reconciliation of investment measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

	Total	Private Investment Company
Beginning balance, December 31, 2009	$ 184,154	$ 184,154
Total gains or (losses)	(107,453)	(107,453)
Purchases	-	-
Cost of sales	-	-
Ending balance, December 31, 2010	$ 76,701	$ 76,701

(10) Subsequent Events

The Company has evaluated subsequent events through February 22, 2011, the date the financial statements were available for issuance.